Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 13, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in

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respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a transcript of the full year results presentation held on February 13, 2014 with Samir Brikho, CEO of AMEC and Ian McHoul, CFO of AMEC:

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PRELIMINARY RESULTS 2013

IAN MCHOUL

1.                            TITLE

THANK YOU JOHN — AND GOOD MORNING EVERYBODY.

TODAY AS USUAL I’LL TAKE YOU THROUGH THE MAIN FEATURES OF OUR FINANCIAL PERFORMANCE FOR 2013 AND I’LL GIVE YOU SOME KEY GUIDANCE GOING FORWARD.  THIS GUIDANCE FROM ME IS ON A STANDALONE BASIS, AND DOES NOT COVER THE [POTENTIAL] FOSTER WHEELER TRANSACTION.

2.                            CHANGES TO REPORTING

TO START WITH — SOME CHANGES TO OUR REPORTING FORMAT WHICH ALSO LEAD TO THE 2012 COMPARATIVES BEING RESTATED.

FIRSTLY WE ARE PRESENTING OUR RESULTS TODAY UNDER THE NEW GEOGRAPHIC ORGANISATION STRUCTURE ANNOUNCED IN OCTOBER 2012

SECONDLY, WE HAVE CEASED TRADING IN OUR UK CONVENTIONAL POWER BUSINESS AND IN LINE WITH ACCOUNTING REQUIREMENTS THE BUSINESS HAS BEEN RECLASSIFIED AS A DISCONTINUED OPERATION.

AND LASTLY, AS WE’VE EXPLAINED PREVIOUSLY, THERE ARE CHANGES TO THE RULES ON PENSIONS ACCOUNTING WHICH CAME INTO EFFECT FROM LAST MONTH FOR ALL UK COMPANIES THAT USE IFRS.

I’LL EXPLAIN THESE CHANGES FURTHER AS WE GO THROUGH THE SLIDES.

3.                            SUMMARY

SO THEN — TO THE SUMMARY.

REVENUE AT £3.97 BILLION IS DOWN 3% ON 2012, WITH A STRONG PERFORMANCE IN CONVENTIONAL OIL & GAS OFFSET BY WEAKNESS IN MINING AND OIL SANDS AND BY THE REDUCTION IN PASS THROUGH PROCUREMENT ACTIVITY THAT WE’VE FLAGGED PREVIOUSLY.  EBITA AT £343 MILLION IS UP 3% AND THE MARGIN IS UP 40 BASIS POINTS AT 8.6%.

OPERATING CASH FLOW IS UP 9% AT £341 MILLION, AN EXCELLENT CONVERSION FROM EBITA OF ALMOST 100%.

PROFIT BEFORE TAX AND DILUTED EARNINGS PER SHARE ARE UP 2% AND 11% RESPECTIVELY, WITH EARNINGS BENEFITTING OF COURSE FROM THE £400 MILLION SHARE BUYBACK PROGRAMME THAT WE COMPLETED IN QUARTER ONE LAST YEAR;

AND REFLECTING THE CONTINUED CONFIDENCE WE HAVE IN THE BUSINESS, - DEMONSTRATED NOT LEAST BY THE 13% GROWTH IN THE ORDER BOOK - THE BOARD IS RECOMMENDING A FINAL DIVIDEND OF 28½ PENCE PER SHARE, BRINGING THE TOTAL DIVIDEND FOR THE YEAR TO 42 PENCE, AN INCREASE OF 15%.  AT THIS LEVEL THE DIVIDEND IS COVERED 2.1 TIMES.

4.                         REVENUE — BY GEOGRAPHY

SO RETURNING TO THE REVENUE AND MARGINS, LET ME GO THROUGH THE HEADLINES.

AS I SAID REVENUE IS DOWN 3% AND IF I ADJUST FOR THE IMPACTS OF CURRENCY MOVEMENTS AND ACQUISITIONS IN THE USUAL WAY, THERE IS NO SIGNIFICANT DIFFERENCE.  BUT AS DISCUSSED PREVIOUSLY, IN 2012 WE TOOK ON INCREMENTAL PASS THROUGH PROCUREMENT FOR CERTAIN KEY CUSTOMERS IN THE AMERICAS, BOOSTING REVENUES BUT DILUTING REPORTED MARGINS.

AS WE’VE FLAGGED BEFORE, THIS PROCUREMENT IS REDUCING, AND IN 2013 WAS DOWN £200 MILLION YEAR-ON-YEAR, FROM £320 MILLION IN 2012 TO £120 MILLION.  IF WE EXCLUDE THIS IMPACT, UNDERLYING REVENUE IS UP 2%, WHICH YOU CAN SEE BOTTOM RIGHT.

GOING FORWARD, WE ANTICIPATE THAT THIS PASS THROUGH PROCUREMENT WILL CONTINUE TO REDUCE.

5.                           REVENUE — BY MARKET

HERE IS THE SAME PICTURE — BUT THIS TIME CUT BY MARKET.

AS I’VE SAID OIL AND GAS REMAINS STRONG, DESPITE A REDUCTION IN THE OIL SANDS, WITH 4% HEADLINE GROWTH RISING TO 13% WHEN THE IMPACTS OF LOWER PROCUREMENT ARE TAKEN INTO ACCOUNT.  THE MAJORITY OF THE £200 MILLION PROCUREMENT REDUCTION IS IN OIL & GAS.

MINING IS DOWN HEAVILY AS YOU CAN SEE, WITH CAPEX CUTBACKS FROM OUR CUSTOMERS AND REDUCED DEMAND, AND CLEAN ENERGY AND ENVIRONMENT & INFRASTRUCTURE ACTIVITY ARE BROADLY STABLE.

6.                           EBITA MARGIN

ON MARGINS, THE HEADLINE NUMBER IS 8.6%, UP 40 BASIS POINTS ON 2012. EXCLUDING THE IMPACT OF INCREMENTAL PROCUREMENT HOWEVER, MARGINS ARE 8.9%, UP 10 BASIS POINTS.

THERE ARE SOME SIGNIFICANT MOVEMENTS ACROSS THE BUSINESS UNITS AS YOU CAN SEE, AND I’LL GO THROUGH EACH OF THESE IN TURN.

LET ME FIRST THEN LOOK AT THE AMERICAS, WHERE THE SITUATION IS LIKE THIS.

7.                           AMERICAS

HERE YOU CAN SEE REVENUE BY MARKET.  AFTER A VERY STRONG 2012, THE HEADLINE OIL & GAS NUMBERS HAVE FALLEN, BUT THIS INCLUDES THE PROCUREMENT REDUCTION.  IF THIS IS EXCLUDED, UNDERLYING REVENUE IS AHEAD, DESPITE THE DROP IN OIL SANDS REVENUES FROM THE KEARL EXPANSION PHASE AS WE ANTICIPATED.

MINING VOLUMES ARE DOWN HEAVILY AS YOU CAN SEE, CONSISTENT WITH THE REDUCED ACTIVITY ACROSS THE SECTOR.  CLEAN ENERGY CONTINUES TO GROW BOOSTED IN PARTICULAR BY RENEWABLE AND BIOPROCESS ACTIVITIES, WHERE DEMAND AND THE ORDER BOOK ARE VERY STRONG, AND ENVIRONMENT AND INFRASTRUCTURE IS OFF, BUT MORE FOCUSSED NOW AND WITH AN IMPROVED OUTLOOK GOING INTO 2014.

LOOKING AT MARGINS YOU CAN SEE A 140 BASIS POINT UPLIFT TO 10.7%. THIS IS DRIVEN PRINCIPALLY BY THE REDUCTION IN PROCUREMENT AND BY THE SUCCESSFUL CLOSE OUT OF A NUMBER OF LARGE PROJECTS IN OIL & GAS AND MINING.

THIS NEXT CHART SUMMARISES THE OVERALL REVENUE AND MARGIN DEVELOPMENT.

8.                           AMERICAS — CHARTS

ON REVENUE, ON THE LEFT YOU SEE THE 8% FALL RESULTING FROM THE REDUCED PROCUREMENT, AND A 2% OVERALL LIKE FOR LIKE DECLINE.

ON EBITA THERE IS A £2 MILLION NEGATIVE FROM THE INTEGRATION OF KROMAV IN BRAZIL, WHICH IS BELOW EXPECTATIONS DUE TO REDUCED DEMAND IN THAT MARKET, AND A HIT FROM THE LOWER LIKE FOR LIKE REVENUE.  THEN YOU SEE THE MARGIN EXPANSION ARISING FROM SUCCESSFUL CONTRACT CLOSE OUTS AS I’VE SAID, AND ALSO FROM COST EFFICIENCIES AS WE’VE INTEGRATED OPERATIONS ACROSS THE REGION AND FROM INCREASED GRANTS FROM THE U.S. GOVERNMENT FOR RESEARCH AND DEVELOPMENT ACTIVITIES.

LOOKING AHEAD INTO 2014, WE ANTICIPATE THAT PASS THROUGH PROCUREMENT WILL CONTINUE TO REDUCE AS I’VE SAID, BUT THAT THE UNDERLYING REVENUE TREND WILL IMPROVE PARTICULARLY ON THE BACK OF THE VERY STRONG ACTIVITY WE’RE SEEING IN CLEAN ENERGY.  WE EXPECT MARGIN TO BE LOWER HOWEVER.  RETURNS IN CLEAN ENERGY ARE DILUTIVE TO THE AVERAGE AND THE TIMING OF LARGE CONTRACT CLOSE OUTS IS EXPECTED TO BE LESS FAVOURABLE.

9.                           EUROPE

ON NOW TO EUROPE.  AS YOU CAN SEE OIL & GAS CONTINUES TO DEVELOP VERY WELL — UP 25% ON THE BACK OF STRONG NORTH SEA DEMAND AND GOOD RELATIONSHIPS WITH A WIDE GROUP OF CUSTOMERS — BOTH IOCS AND INDEPENDENTS.  THE CLEAN ENERGY OPERATION CONTINUES TO EVOLVE, WITH NUCLEAR BUILDING WELL, BUT TRANSMISSION AND DISTRIBUTION DECLINING.  REMEMBER THAT THE CONVENTIONAL POWER BUSINESS HAS BEEN STRIPPED OUT OF THESE NUMBERS AND IS NOW INCLUDED IN DISCONTINUED OPERATIONS.  THE 2012 COMPARATIVE HAS BEEN RESTATED.

MARGINS HAVE COME OFF OVER THE PERIOD, AND YOU CAN SEE THIS CLEARLY ON THE BRIDGES ON THE NEXT SLIDE.

10.                    EUROPE - CHARTS

FIRST OF ALL ON THE LEFT YOU HAVE THE 14% REVENUE GROWTH, 3% FROM THE SERCO NUCLEAR BUSINESS ACQUIRED IN JUNE 2012 AND A STRONG 11% UNDERLYING, BOOSTED BY THE NORTH SEA AS I’VE SAID.  THEN ON THE RIGHT, AFTER THE £5 MILLION CONTRIBUTION FROM SERCO AND THE RETURN ON THE UNDERLYING GROWTH, YOU CAN SEE THE MARGIN DECLINE.  THE MAJORITY OF THIS AROSE IN THE FIRST HALF AND IS DUE TO THE ONE-OFF IMPACT OF DELAYS TO THE TEESSIDE GAS PROCESSING PLANT CONTRACT, WHICH LED TO COST ESCALATION OF SOME £10 MILLION.  THIS CONTRACT IS NOW COMPLETE.  THERE WAS ALSO A REDUCED CONTRIBUTION FROM THE SELLAFIELD JOINT VENTURE, WHERE RESULTS ARE DOWN ON 2012 DUE TO LOWER REALISATION OF PERFORMANCE BASED PAYMENTS.  REMEMBER TOO THAT THE NORTH SEA GROWTH IS PREDOMINANTLY IN THE BROWN FIELD BUSINESS, AND THAT IS LOWER MARGIN ACTIVITY.

LOOKING AHEAD FOR 2014, WE ANTICIPATE CONTINUING GROWTH IN THE EUROPEAN BUSINESS AND AN IMPROVEMENT IN MARGINS, AS THE LOSSES FROM THE TEESSIDE GAS CONTRACT ARE BEHIND US AND AS COST EFFICIENCIES CONTINUE TO COME THROUGH.

11.                     GROWTH REGIONS

LASTLY NOW — GROWTH REGIONS, WHERE PERFORMANCE IN THE MIDDLE EAST HAS BEEN GOOD, LEADING TO 14% GROWTH IN OIL & GAS REVENUES AS YOU CAN SEE — AND AN 18% INCREASE IN THE ORDER BOOK.  MINING HOWEVER HAS BEEN POOR, WITH A 50% DECLINE REFLECTING THE SIGNIFICANT WEAKNESS IN AUSTRALIA THAT WE’VE FLAGGED PREVIOUSLY, BUT ENVIRONMENT & INFRASTRUCTURE HAS BEEN STRONG, WITH AN UPTURN IN U.S. GOVERNMENT ACTIVITY, MOSTLY WORK AT OVERSEAS FEDERAL BASES.

ON MARGINS YOU CAN SEE A MODEST UPTICK TO 6.2%.  WE’VE RATIONALISED OPERATIONS AS WE’VE INTEGRATED ACROSS THE REGION, BUT HAVE BEEN HELD BACK BY THE SOFTNESS AND DIFFICULT MARKET CONDITIONS IN AUSTRALIA.

12.                     GROWTH REGIONS — CHARTS

FOR COMPLETENESS, THE TRACKING BRIDGES LOOK LIKE THIS — I’VE TOUCHED ON MOST OF THE MOVEMENTS ALREADY.  THE ACQUISITION YOU SEE THERE ON THE LEFT IS THE UNIDEL OIL & GAS FOCUSSED ENVIRONMENTAL BUSINESS ACQUIRED IN AUSTRALIA IN MAY 2012.  THERE’S A HIT FROM CURRENCY AND THEN 2% UNDERLYING GROWTH. THE EBITA DEVELOPMENT ON THE RIGHT SPEAKS FOR ITSELF I THINK.

LOOKING AHEAD INTO 2014, WE CONTINUE TO SEE GROWTH BEING DRIVEN OUT OF THE MIDDLE EAST, AND THE CIS TOO, AND A MORE STABLE POSITION IN AUSTRALIA.

13.                     INTEREST

NOW A LOOK AT CERTAIN FINANCIAL ITEMS, STARTING WITH INTEREST.

AS I MENTIONED EARLIER, THERE ARE CHANGES TO IAS19, THE PENSIONS ACCOUNTING STANDARD, WHICH CAME INTO EFFECT FROM JANUARY.  IN SIMPLE TERMS, THE EXPECTED RETURN ON PENSION ASSETS HAS TO BE RECOGNISED IN THE P&L BASED ON BOND YIELDS ONLY, IRRESPECTIVE OF THE ACTUAL ASSET CLASS.  THIS HAS A MATERIAL IMPACT ON NET FINANCING INCOME.  THE 2012 COMPARATIVES HAVE TO BE RESTATED AND YOU CAN SEE THE IMPACT IS A HIT OF £12 MILLION — AS A £9 MILLION NET INCOME BECOMES A £3 MILLION NET COST.  FOR 2013 THE POSITION IS SIMILAR.

THEN AFTER BANK INTEREST AND OTHER ITEMS, YOU SEE A CHARGE IN THE INCOME STATEMENT OF £2 MILLION.  IF IN ADDITION I INCLUDE OUR SHARE OF INTEREST FROM JOINT VENTURE COMPANIES, THE TOTAL EXPENSE IN THE YEAR IS £11 MILLION.

14.                     TAX

ON TAXATION, OUR UNDERLYING WEIGHTED GEOGRAPHICAL RATE HAS MOVED UP SLIGHTLY TO AROUND 30%, DUE TO THE RELATIVE PROFIT INCREASE IN THE U.S., WHERE RATES ARE HIGHER.  AGAINST THIS NUMBER HOWEVER, PRUDENT MANAGEMENT OF OUR AFFAIRS GIVES US A TAX RATE FOR 2013 OF 21.9%, DOWN FROM 22.5% IN 2012.  THIS INCLUDES JOINT VENTURES.

CASH TAX PAID HAS BEEN LOW IN RECENT YEARS, REFLECTING SUCCESSFUL SETTLEMENTS AND REFUND CLAIMS WITH THE TAX AUTHORITIES.  AS I’VE SAID BEFORE, CASH TAX IS NOW NORMALISING AND YOU SHOULD EXPECT THAT TO CONTINUE GOING FORWARD.

LOOKING AHEAD WE WILL CONTINUE TO MANAGE OUR TAX AFFAIRS ON A PRUDENT BASIS, AND TO TARGET A SUSTAINABLE RATE IN THE LOW MID 20S.

15.                     AMORTISATION & EXCEPTIONAL ITEMS

ON TO AMORTISATION AND EXCEPTIONAL ITEMS, WHICH YOU SEE HERE.

AMORTISATION OF INTANGIBLE ASSETS IS PRETTY MUCH IN LINE WITH 2012, AS ARE PRE-TAX EXCEPTIONAL ITEMS, WHICH INCLUDE TRANSACTION COSTS FOR ACQUISITIONS, ORGANISATIONAL RESTRUCTURING COSTS AND PROVISION MOVEMENTS IN RESPECT OF PRIOR YEAR BUSINESS CLOSURES.

IN ADDITION, THERE IS CHARGE FOR POTENTIAL WITHHOLDING TAX.  THIS FOLLOWS AN INTERNAL REORGANISATION THAT RESULTED IN A SIGNIFICANT AMOUNT OF CASH BEING REPATRIATED TO THE UK FROM OVERSEAS SUBSIDIARIES.

16.                     OPERATING CASH FLOW

ON TO OPERATING CASH, WHERE WE DELIVERED £341 MILLION, UP FROM £312 MILLION IN 2012 AND A CONVERSION FROM EBITA OF 99%.

TO REMIND YOU AGAIN OF THE LONG-TERM TRENDS, ON THE RIGHT YOU CAN SEE THE CASH FLOW IMPROVING OVER RECENT YEARS.  THE AGGREGATE POSITION SHOWS CONVERSION FROM EBITA OF OVER 90%.  THIS REFLECTS THE CONSIDERABLE FOCUS ON THIS AREA IN RECENT TIMES.

17.                     GROWTH AND RETURNS

RECAPPING ON OUR APPROACH TO GROWTH AND SHAREHOLDER RETURNS - THIS IS THE CHART THAT WE USED AT THE INTERIMS IN AUGUST.

WE SUPPLY MARKETS WHERE THE LONG-TERM FUNDAMENTAL DEMAND IS GOOD — AND WE AIM TO INVEST FOR PROFITABLE GROWTH IN THOSE MARKETS.

WE AIM TO CAPTURE THE BENEFITS OF THIS GROWTH IN STRONG EBITA DELIVERY, BY OPERATING AN EFFICIENT AND LEAN ORGANISATION, WITH HIGH UTILISATION.

AND BECAUSE WE ARE A PEOPLE BUSINESS — ASSET LIGHT — WE AIM TO GENERATE STRONG CASH FLOW, AS I’VE SAID.

THEN BECAUSE OF THIS MODEL — AND OUR LOW RISK APPROACH TO CONTRACTING — WE ARE CONFIDENT THAT WE CAN SUPPORT BALANCE SHEET LEVERAGE OF UP TO 2X EBITDA, AND WILL DO SO FOR THE RIGHT OPPORTUNITIES.  THROUGH THIS COMBINATION OF INTERNALLY GENERATED CASH AND BALANCE SHEET LEVERAGE WE HAVE THE CAPACITY BOTH TO INVEST FOR GROWTH AND TO FUND SHAREHOLDER CASH RETURNS.

WE INTEND TO CONTINUE OUR PROGRESSIVE POLICY OF ANNUAL DIVIDENDS, WITH COVER IN THE RANGE OF 2 TO 2½ TIMES, AND WE INTEND TO AUGMENT THIS WITH ADDITIONAL RETURNS OF SURPLUS CASH WHENEVER APPROPRIATE.

18.                     CASH FLOW

GOING BACK TO 2013 - YOU CAN SEE THIS IN PRACTICE.  WE INVESTED SOME £50 MILLION IN ACQUISITIONS, JOINT VENTURES AND FIXED ASSETS AND WE RETURNED ALMOST £150 MILLION TO SHAREHOLDERS THROUGH DIVIDENDS AND THE PURCHASE OF OUR OWN STOCK.

AT THE END OF THE YEAR NET CASH ON THE BALANCE SHEET WAS £120 MILLION, AND WE HAD COMMITTED BANK FACILITIES IN PLACE FOR AROUND £480 MILLION.

19.                     OUTLOOK

THE FUNDAMENTALS OF OUR BUSINESS REMAIN POSITIVE.  WE CONTINUE TO SEE LONG-TERM CUSTOMER INVESTMENT IN OUR MARKETS AND DEMAND FOR OUR SERVICES, AND AS SUCH WE CONTINUE TO SEE THE POTENTIAL FOR SUSTAINABLE REVENUE GROWTH.

FOR 2014 WE ARE EXPECTING GOOD UNDERLYING GROWTH.  WHILST WE ANTICIPATE THAT OILSANDS AND MINING DEMAND WILL REMAIN SOFT, CONVENTIONAL OIL & GAS ACTIVITY REMAINS GOOD AND WE SEE A VERY POSITIVE OUTLOOK FOR CLEAN ENERGY.

ON MARGINS THE NET RISK IS ON THE DOWNSIDE MAINLY AS A FUNCTION OF BUSINESS MIX, WITH THE ANTICIPATED GROWTH IN AMERICAN CLEAN ENERGY, AND IN THE GROWTH REGIONS IN GENERAL BEING DILUTIVE.

REMEMBER ALSO THAT AS WE BRIEFED IN JANUARY, THE RECENT STRENGTHENING OF STERLING RELATIVE TO THE NORTH AMERICAN CURRENCIES MEANS THAT FORECAST AVERAGE EXCHANGE RATES FOR 2014 ARE LESS FAVOURABLE THAN 2013.  IN JANUARY WE REPORTED A NEGATIVE IMPACT ON EBITA OF AROUND £10 MILLION YEAR-ON-YEAR.  THE FORWARD RATES AS OF TODAY IMPLY A BIGGER HIT THAN THIS, ALTHOUGH CLEARLY ITS EARLY IN THE YEAR AND THE POSITION CAN CHANGE.

ON CASHFLOW, WE EXPECT CONVERSION FROM EBITA TO CONTINUE TO BE STRONG, AND AS I’VE SAID WE WILL USE THIS CASH TOGETHER WITH BALANCE SHEET LEVERAGE BOTH TO INVEST FOR GROWTH AND TO FUND SHAREHOLDER CASH RETURNS.

THANK YOU VERY MUCH — I’LL NOW PASS YOU ON TO SAMIR.

Slide 25: title slide

THANK YOU IAN, GOOD MORNING EVERYONE.

Slide 26: AMEC TODAY

LET ME GIVE YOU A SNAP SHOT OF WHAT AMEC IS ABOUT.........

TODAY WE EMPLOY NEARLY 29,000 TALENTED PEOPLE ...... AND OUR BUSINESS IS ALL ABOUT SELLING THEIR EXPERTISE TO OUR CUSTOMERS — USUALLY IN A COST PLUS CONTRACT.

BY DESIGN WE HAVE A BALANCED PORTFOLIO, SERVING CUSTOMERS ACROSS 4 GROWTH MARKETS, AND ACROSS THE LIFE CYCLE OF OUR CUSTOMERS ASSETS...

THIS MEANS WE HAVE MANY GROWTH OPPORTUNITIES AND A LOW RISK BUSINESS MODEL, WITH A FOCUS ON GENERATING HIGH QUALITY CASH FLOWS ....

PAUSE

WE CAN THEN DECIDE WHETHER TO INVEST THIS CASH IN THE BUSINESS, OR ENHANCE RETURNS TO SHAREHOLDERS.

AND AS YOU KNOW......... THIS MODEL WORKS.

SINCE I BECAME THE CEO OF AMEC.... REVENUES ARE NEARLY DOUBLE, AND E P S IS UP BY FIVE TIMES. AND INCLUDING OUR PROPOSED FINAL DIVIDEND TODAY, WE HAVE RETURNED MORE THAN 1 BILLION POUNDS AS WELL AS INVESTING MORE THAN 700 MILLION POUNDS ON ACQUISITIONS.

PAUSE

I AM EXTREMELY PROUD OF OUR TEAM — ONCE AGAIN WE HAVE DELIVERED A GOOD SET OF FINANCIAL AND SAFETY RESULTS IN 2013...

SLIDE 27 market update

LOOKING AHEAD .....  AMEC ALREADY HAS A LOT OF EXCITING OPPORTUNITIES ....... WITH ALL FOUR OF OUR MARKETS EXPECTED TO GROW IN THE LONG TERM DESPITE SOME SHIFTS IN THE CYCLES RIGHT NOW.

IN NORTH AMERICA — WE EXPECT TO SEE OUR OIL SANDS REVENUE SOFTEN AS OUR CUSTOMER ...IMPERIAL OIL ....  SUCCESSFULLY MOVES INTO PRODUCTION AT KEARL.

AND WHILE MINING REVENUES CONTINUE TO BE HELD BACK BY OUR CUSTOMERS LOWER CAPITAL INVESTMENT....

WE ARE UPPING OUR GAME.......FOR INSTANCE WE HAVE STARTED WORK ON THE VOYZEEE BAY UNDERGROUND NICKEL MINE FOR VALE BY INTEGRATING MINING, POWER AND ENVIRONMENTAL SERVICES.

WE ALSO EXPECT TO SEE OUR RENEWABLES BUSINESS CONTINUE TO GROW WELL — AS WE DELIVER THE CONTRACTS WE ANNOUNCED LAST YEAR.

WITH THE COMPLETION OF THE MARINE WELL CONTAINMENT SYSTEM DUE SHORTLY — WE ARE NOW BUILDING ON OUR PRESENCE IN THE GULF, AND LOOKING TO ESTABLISH A POSITION ONSHORE.

IN EUROPE — OUR NORTH SEA SUCCESS CONTINUES.... WE ARE GROWING OUR MARKET SHARE.... WITH GREAT WINS IN THE YEAR WITH TAQA AND NEXEN.......... AND MORE GOOD WORK FOR BG, BP, GDF, SHELL AND THE

REST..... WITH FURTHER UPSIDE TO COME IF WE ARE SUCCESSFUL BIDDING FOR JOBS IN NORWAY.

IN NUCLEAR — THE REACTOR SUPPORT BUSINESS WILL DRIVE THE NEAR TERM PERFORMANCE, WITH POTENTIAL UPSIDE FROM UK NEW BUILD - WHERE WE ARE WELL POSITIONED WITH EDF, HORIZON AND NUGEN. LIKE EVERYONE WE WILL WAIT FOR CLARITY ON THE REGULATORY REGIME.

AND IN THE GROWTH REGIONS OUR OIL & GAS BUSINESS IN THE MIDDLE EAST AND THE CASPIAN HAS HAD A GREAT YEAR, AND IS POSITIONED FOR REAL GROWTH IN 2014 AND BEYOND — WORKING FOR KNPC AND KOC IN KUWAIT, WORKING ON UPPER ZAKUM AND UMM LULU IN THE EMIRATES AND THE RECENTLY ANNOUNCED EXPANSION OF SHAH DENIZ FOR BP IN AZERBAIJAN.

AND EVEN THOUGH MINING REMAINS WEAK OVERALL — WE ARE WORKING ON SOME OF THE MOST INTERESTING PROJECTS IN AUSTRALIA — LIKE THE ROY HILL IRON ORE AND HILLSIDE COPPER PROJECTS.

FOR BOTH OF THESE PROJECTS WE ARE WORKING IN PARTNERSHIP WITH KOREAN CONSTRUCTION COMPANIES PROVIDING ENGINEERING SERVICES.

PAUSE

.... SO — THERE ARE SOME SHIFTS IN THE CYCLES OF OUR MARKETS, BUT ALSO MANY OPPORTUNITIES — AND WITH OUR RECORD ORDER BOOK REPRESENTING THE BREADTH OF OUR END MARKETS AND OUR SERVICES .... IT GIVES US THE CONFIDENCE TO SAY WE ARE EXPECTING OUR UNDERLYING GROWTH RATE TO SPEED UP IN 2014.

Slide 28 — offer for FW

AS I HAVE SAID MANY TIMES BEFORE ..... ACQUISITIONS ARE AN IMPORTANT ADDITION TO THE GROWTH STORY.

ACQUISITIONS ENABLE US TO SERVE OUR CUSTOMERS BETTER, IN MORE PLACES AND TO DEVELOP NEW CUSTOMER RELATIONSHIPS.

I AM DELIGHTED WE HAVE BEEN ABLE TO MAKE OUR ANNOUNCEMENT WITH FOSTER WHEELER TODAY — IT REALLY IS A COMPELLING OPPORTUNITY FOR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES.

WE HAVE BEEN LOOKING AT FOSTER WHEELER OVER QUITE A LONG PERIOD, AND HAD TALKS WITH THEM SEVERAL TIMES — BOTH SIDES COULD SEE THE LOGIC OF THE COMBINATION. BUT WE ONLY AGREED ON THE PRICE IN JANUARY, AND TODAY WE HAVE MADE THE BINDING OFFER.

AMEC PLUS FOSTER WHEELER WILL STRENGTHEN OUR OIL AND GAS BUSINESS AND IT WILL ENABLE US TO OPERATE ACROSS THE WHOLE INDUSTRY VALUE CHAIN.

AND WE CAN DO THIS WITHOUT CHANGING OUR BUSINESS MODEL.

IT ALSO SCORES WELL ON OUR FINANCIAL METRICS — WITH RETURNS HIGHER THAN THE COST OF CAPITAL WITHIN 24 MONTHS, AND DOUBLE DIGIT EARNINGS ACCRETION EXPECTED IN THE FIRST 12 MONTHS.

Slide 29 — offer for FW contd

THE TERMS OF THE BINDING OFFER ARE THE SAME AS THOSE WE ANNOUNCED ON 13 JANUARY.

THE CONSIDERATION IS SPLIT 50 — 50 IN CASH AND AMEC SHARES.

AT THE CLOSING PRICE LAST NIGHT, THE OFFER EQUATES TO A VALUE OF 3.3 BILLION DOLLARS.

THIS STRUCTURE MEANS WE WILL HAVE A MORE EFFICIENT BALANCE SHEET — WITH LEVERAGE EXPECTED TO BE CIRCA 1.6 TIMES AT COMPLETION — AND BOTH SETS OF SHAREHOLDERS WILL BE ABLE TO SHARE IN THE VALUE CREATION.

Slide 30 - rationale for deal

LET ME REMIND YOU WHY FOSTER WHEELER IS SUCH A GREAT FIT WITH AMEC.

STARTING WITH OUR HIGHLY SKILLED WORKFORCES: WE ARE BOTH CUSTOMER FOCUSED, STRONG ON ETHICS AND HIGH VALUE SERVICES .... SUCH AS ENGINEERING, DESIGN AND PROJECT MANAGEMENT.

BUT WE ARE NOT IN EXACTLY THE SAME SECTORS —

WHERE WE ARE STRONG IN UPSTREAM ...... THEY FOCUS ON MID AND DOWNSTREAM, WHERE WE FOCUS ON OFF SHORE, THEY DO ONSHORE.

NOR ARE WE FOCUSED IN ALL THE SAME PARTS OF THE WORLD. THIS DEAL WILL DOUBLE OUR REVENUES FROM GROWTH REGIONS AND SIGNIFICANTLY EXPAND OUR PRESENCE IN LATIN AMERICA

AND WE SEE LOTS OF OPPORTUNITIES TO DEVELOP THE SERVICES WE CAN SELL TO THE COMBINED CUSTOMER BASE — BOTH IOCs AND NOCs

Slide 31 opps and priorities with FW

THE PRIZE THAT WE ARE REALLY EXCITED ABOUT IS DRIVING REVENUES HIGHER ............ BY INTEGRATING THE COMBINED SKILLS OF OUR PEOPLE TO DO AN EVEN BETTER JOB FOR THE ENLARGED CUSTOMER BASE.

FOR INSTANCE — WE CAN LEARN FROM FOSTER WHEELER ABOUT HOW THEY MANAGE LARGE SCALE COST PLUS E P C CONTRACTS

AND WE CAN EXPAND OUR SUCCESSFUL BROWNFIELD SERVICE MODEL — NOT ONLY INTERNATIONALLY ACROSS THE UPSTREAM MARKET — BUT ALSO NOW INTO THE MID AND DOWNSTREAM MARKETS.

THEN THERE WILL BE BENEFITS FROM OUR COMBINED OPERATING PLATFORM.

WE WILL CONTINUE TO INVEST IN ALL OUR PEOPLE - OVER 40,000 AROUND THE WORLD - AND ENSURE THAT OUR DEVELOPMENT TOOLS ....WHAT WE CALL AMEC ACADEMY ....ARE THE BEST IN CLASS.

WITH A FULLY INTEGRATED TEAM USING THOSE COMMON TOOLS AND PROCESSES WE CAN USE OUR INCREASED SCALE, AND TECHNOLOGY, TO BALANCE WORKFLOW EFFICIENTLY AND KEEP DELIVERING EXCELLENT PROJECTS CONSISTENTLY FOR ALL OUR CUSTOMERS.

LET ME GIVE YOU TWO EXAMPLES .......

PAUSE

WE WILL HAVE A MUCH STRONGER MARKET POSITION ACROSS THE GROWTH REGIONS .....  YOU HAVE SEEN WHAT WE CAN DO IN THE MIDDLE EAST WHEN WE GET OUR BUSINESS DEVELOPMENT AND CUSTOMER RELATIONSHIPS RIGHT ..... JUST LOOK AT WHAT WE HAVE DONE RECENTLY IN KUWAIT AND THE EMIRATES....

IN THOSE MARKETS WE ARE NOW PROPERLY TAKING ADVANTAGE OF THE OPPORTUNITIES THAT WERE ALWAYS THERE IF YOU GOT THE SERVICE LEVEL AND DELIVERY RIGHT — WELL IMAGINE THAT ON A MUCH BIGGER SCALE — FOR INSTANCE IN SAUDI, OMAN AND ACROSS SOUTH EAST ASIA.... ON AND OFF SHORE, UP AND DOWNSTREAM...

PAUSE

IN CANADA WE WANT TO COMBINE OUR TEAM.... EXPERTS IN ENGINEERING AND PROJECT MANAGING ON A LARGE SCALE ....... WITH FOSTER WHEELER’S LNG EXPERIENCE.... TOGETHER THIS COULD BE A POWERFUL NEW FORCE IN THE MARKET

PAUSE

WE SHOULD NOT FORGET THAT FOSTER WHEELER INCLUDES A HIGH QUALITY POWER EQUIPMENT BUSINESS .

THIS IS A WORLD-LEADER AT SUPPLYING STEAM GENERATORS TO UTILITY AND INDUSTRIAL PLANTS — PARTICULARLY FOCUSING ON UNUSUAL FUEL MIXES AND EMISSION CONTROLS

IT IS A NICHE BUSINESS — AND WITH THAT COMES STABLE REVENUES, HIGH MARGINS AND STRONG CASH FLOW.

MORE THAN THIS — IT CAN ALSO OPEN DOORS FOR AMEC’S ENGINEERS AND PROJECT MANAGERS IN THE POWER MARKET — ESPECIALLY IN ASIA -  WHERE TODAY WE ARE NOT PRESENT.

AS THE OFFER PROGRESSES WE WILL BE ABLE TO UPDATE YOU ON THESE OPPORTUNITIES AND HOW WE INTEND TO IMPLEMENT THEM.

Slide 32 synergies

AS WE HAVE DISCUSSED .... THE OPERATIONAL RATIONALE FOR THIS DEAL IS VERY STRONG.

WE ALSO EXPECT SIGNIFICANT COST SYNERGIES....

......  AT LEAST 75 MILLION DOLLARS A YEAR OF SAVINGS — SCALING THE BACK OFFICE FUNCTIONS, REMOVING HEAD OFFICE DUPLICATION AND SO ON.

AT THIS STAGE WE ARE BUDGETING FOR THE COST OF THESE SAVINGS TO BETWEEN 75 AND 90 MILLION DOLLARS, SPLIT OVER THE FIRST 2 YEARS.

ON TOP OF THIS WILL COME SOME TAX SAVINGS — SAVINGS THAT WILL COME FROM THE COMBINATION OF THE TWO COMPANIES ....  THIS IS BASED ON STRAIGHT FORWARD TAX PLANNING ...... AND DOES NOT INVOLVE MOVING AMEC’S H Q TO SWITZERLAND.

Slide 33 pro forma financials

WE STILL HAVE MORE WORK TO DO ON THIS - BUT I WANTED TO SHOW YOU WHERE WE HAVE GOT TO ON INTEGRATING THE NUMBERS.

FOR 2012 — WHICH IS THE LAST FULL YEAR WE HAVE BOTH COMPANIES NUMBERS — COMBINED REVENUES WOULD HAVE BEEN MORE THAN 6.2

BILLION POUNDS, AND ADJUSTED EBITA WOULD HAVE BEEN NEARLY 500 MILLION POUNDS.

PRESENTED UNDER I F R S, THE NET BALANCE SHEET LIABILITY FOR ASBESTOS WILL BE AROUND 300 MILLION POUNDS... WHICH IS IN LINE WITH OUR EXPECTATIONS, AND IS FULLY TAKEN INTO ACCOUNT AT THE OFFER PRICE.

FOSTER WHEELER WILL RELEASE ITS 2013 RESULTS LATER THIS MONTH AND WE CAN UPDATE THIS INFORMATION AFTER THAT.

Slide 34 timetable

TODAY IS AN IMPORTANT MILESTONE —

BUT THERE IS STILL A LOT TO DO.... WE NEED TO GET A U S LISTING, CLEAR ALL THE REGULATORY PROCESSES AND OF COURSE GET THE APPROVAL OF BOTH SETS OF SHAREHOLDERS

IF ALL GOES WELL, WE ARE AIMING FOR COMPLETION DURING THE SECOND HALF

BEFORE THEN, OF COURSE, BOTH COMPANIES WILL CONTINUE TO OPERATE AS NORMAL.

Slide 35 deal conclusions

PUTTING AMEC AND FOSTER WHEELER TOGETHER - I TRULY BELIEVE THIS IS A COMPELLING COMBINATION

IT WILL TRANSFORM AMEC’S OIL AND GAS BUSINESS

IT WILL DOUBLE OUR GROWTH REGIONS

AND IT ADDS A HIGH MARGIN POWER EQUIPMENT BUSINESS

ABOVE ALL — IT REALLY ACCELERATES OUR GROWTH STRATEGY.

TOGETHER WE WILL HAVE MORE THAN 40,000 HIGHLY TALENTED EMPLOYEES SERVING CUSTOMERS IN MORE THAN 50 COUNTRIES.

PAUSE

AND IT WILL NOT CHANGE WHAT YOU ALREADY KNOW ABOUT AMEC

ITS HIGH VALUE SERVICE OFFERING.....

ACROSS DIVERSIFIED END MARKETS..........

DONE WITH A LOW RISK BUSINESS MODEL ...........

GENERATING LOTS OF CASH

Slide 36 — summary

THE BENEFITS OF OUR LOW-RISK AND DIVERSIFIED BUSINESS MODEL ARE CLEAR ..... WE PERFORMED WELL IN 2013, AND WE ARE HOPING FOR MORE IN 2014.

AND THE BENEFITS OF THE FOSTER WHEELER ACQUISITION ARE TO COME.

PAUSE

THANK YOU FOR YOUR TIME THIS MORNING.

WE ARE NOW LOOKING FORWARD TO YOUR QUESTIONS.

IF YOU ARE LISTENING OVER THE WEB, PLEASE SUBMIT YOUR QUESTION NOW, BUT WE WILL START WITH ONE FROM THE ROOM......

NOW I AM TOLD THERE IS A PARTICULAR WAY WE NEED TO DO THIS.

FOR THE QUESTION AND ANSWER SESSION THERE ARE MICROPHONES BUILT IN TO THE SEATS IN FRONT OF YOU.  IF YOU WANT TO ASK A QUESTION PLEASE RAISE YOUR HAND......... WHEN IT IS YOUR TURN -  YOU WILL NEED TO PRESS THE BUTTON ON THE BACK TO ACTIVATE THE MIC. AND THEN WHEN YOU ARE FINISHED, PLEASE REMEMBER TO TURN IT OFF AGAIN..... RIGHT..... LETS GET STARTED...............  [FIRST QUESTION]